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                               November 13, 2020

       Moti Malul
       Chief Executive Officer
       NeoGames S.A.
       5, rue de Bonnevoie
       L-1260 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: NeoGames S.A.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed November 9,
2020
                                                            File No. 333-249683
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed November 12,
2020
                                                            File No. 333-249683

       Dear Mr. Malul:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2020 letter.

       Amendment No. 2 to Form F-1 Filed November 12, 2020

       General

   1. Please revise your disclosure to describe Article 24 of your Amended and Restated
                                                        Articles of
Association, discuss any risks or other impacts of such provision on your investors (including,
for example, increased costs to bring a claim, the dicouragement of claims, and the
limitation on investors' ability to bring claims in a judicial forum they find favorable), and address
any uncertainty as to whether a court would enforce the provision
 Moti Malul
NeoGames S.A.
November 13, 2020
Page 2
         (for example, because it limits the concurrent jurisdiciton provided by Section 22 of the
         Securities Act).
       Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameMoti Malul                                   Sincerely,
Comapany NameNeoGames S.A.
                                                               Division of
Corporation Finance
November 13, 2020 Page 2                                       Office of Trade
& Services
FirstName LastName